FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response...................1.0
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported
(Print or Type Responses)
1. Name and Address of Reporting Person* Morgan Stanley(1)	2. Issuer Name and Ticker or Trading Symbol Choice One Communications Inc. (CWON)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year 12/31/02
(Street) New York NY 10036			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							649,557	I(2)	through partnerships
Common Stock							10,394,269	I(3)	through partnerships
Series A Preferred Stock							251,588(5)	I(2)	through partnerships

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants	$0.01						09/13/02	08/01/12	Common Stock	2,007,189		2,007,189	I(2)	though partnerships
Warrants	$1.42						09/13/02	09/25/07	Common Stock	540,785(4)		540,785(4)	I(2)	though partnerships
Warrants	$0.01						09/13/02	09/12/07	Common Stock	5,567,089		5,567,089	I(2)	though partnerships

Explanation of Responses:

(1)	Please see attached Joint Filer Information. The Reporting Person is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.
(2)	The reported securities are owned directly by Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. (collectively, the "MSDW IV Funds"). The Reporting Person is the ultimate parent company of MSDW Capital Partners IV, Inc. ("MSDWCP IV, Inc."), which is the institutional managing member of MSDW Capital Partners IV, LLC ("MSDWCP IV, LLC"). MSDWCP IV, LLC is the general partner of each of the MSDW IV Funds. The Reporting Person, MSDWCP IV, LLC and MSDWCP IV, Inc., each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

For Footnotes (3) - (5), please refer to continuation page 3 of this filing.

/s/ Peter R. Vogelsang	February 4, 2003

** Signature of Reporting Person	Date
Peter R. Vogelsang, as authorized signatory for Morgan Stanley

/s/ John B. Ehrenkranz	February 4, 2003

** Signature of Reporting Person	Date
By: John B. Ehrenkranz, as Managing Director of MSCP III, Inc., institutional managing member of the general partner of the MSDW III Funds, for each of these entities.

/s/ John B. Ehrenkranz	February 4, 2003

** Signature of Reporting Person	Date
By: John B. Ehrenkranz, as Managing Director of MSDW Capital Partners IV, Inc., institutional managing member of the general partner of the MSDW IV Funds, for each of these entities.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Reporting Person: Morgan Stanley(1)

Issuer Name & Ticker Symbol: Choice One Communications Inc. (CWON)

Statement for Month/Date/Year: 12/31/02

Footnotes (Continued):

(3) The reported securities are owned directly by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. (collectively, the “MSDW III Funds”). The Reporting Person is the ultimate parent company of Morgan Stanley Capital Partners III, Inc. (“MSCP III, Inc.”), which is the institutional managing member of MSCP III, LLC. MSCP III, LLC is the general partner of each of the MSDW III Funds. The Reporting Person, MSCP III, LLC and MSCP III, Inc., each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(4) The number of shares of Common Stock for which the warrants were exercisable was reduced by 33?% as a result of a Termination Event that occurred on September 25, 2002. This transaction was not required to be reported under Section 16, however, this filing has been made for completeness, to show the year end holdings of the MSDW IV Funds.

(5) The MSDW IV Funds own 251,588 shares of Series A Preferred Stock, comprising of the 200,000 shares of Series A Preferred Stock acquired on August 1, 2000, and 51,588 shares of Series A Preferred Stock representing accrued dividends up to March 31, 2002 on the 200,000 shares of Series A Preferred Stock. On March 31, 2002, the MSDW IV Funds agreed to irrevocably waive certain of their redemption rights with respect to 60,000 shares of Series A Preferred Stock (the “Waiver Shares”). Except for the Waiver Shares, the remaining Series A Preferred Stock is not convertible into any shares of Common Stock. With respect to only the Waiver Shares, upon the occurrence of a “Change in Control” as defined in the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, the MSDW IV Funds waived certain of their redemption rights for a cash redemption price equal to $1010, plus accrued and unpaid dividends to the date of purchase (the “Change of Control Amount”). If the Change of Control Amount is not paid by the Issuer in cash, then the obligations with respect to the redemption of the Change of Control Amount shall be satisfied by an exchange of such Waiver Shares for shares of Common Stock or shares in a successor company (if the Common Stock has been converted or exchanged in connection with the Change of Control, such securities, the “Successor Securities”). The number of shares of Common Stock or Successor Securities, as the case may be, which may be exchanged for the Waiver Shares is based on the average closing prices of the shares of Common Stock or Successor Securities, as the case may be, for a certain defined period. If the Successor Securities are not listed, the Issuer has to exchange the Waiver Shares prior to consummation of the Change of Control transaction either for cash equal to the Change of Control Amount or for a number of shares of Common Stock based on the closing prices of the shares of Common Stock for a certain defined period.

Joint Filer Information Each of the following joint filers has designated Morgan Stanley (“MS”) as the “Designated Filer” for the purposes of the attached Form 5:

(1)	Morgan Stanley Capital Partners III, Inc. (“MSCP III, Inc.”) 1585 Broadway New York, New York 10036

(2)	MSCP III, LLC 1585 Broadway New York, New York 10036

(3)	Morgan Stanley Capital Partners III, L.P. (“MSCP III, L.P.”) 1585 Broadway New York, New York 10036

(4)	MSCP III 892 Investors, L.P. (“MSCP III 892, L.P.”) 1585 Broadway New York, New York 10036

(5)	Morgan Stanley Capital Investors III, L.P. (“MSCI III, L.P.”) 1585 Broadway New York, New York 10036

(6)	MSDW Capital Partners IV, Inc. (“MSDWCP IV, Inc.”) 1585 Broadway New York, New York 10036

(7)	MSDW Capital Partners IV, LLC (“MSDWCP IV, LLC”) 1585 Broadway New York, New York 10036

(8)	Morgan Stanley Dean Witter Capital Partners IV, L.P. (“MSDWCP IV, L.P.”) 1585 Broadway New York, New York 10036

(9)	MSDW IV 892 Investors, L.P. (“MSDW IV 892, L.P.”) 1585 Broadway New York, New York 10036

(10)	Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDWCI IV, L.P.”) 1585 Broadway New York, New York 10036

Issuer & Ticker Symbol: Choice One Communications Inc. (CWON)

Date of Event Requiring Statement: 12/31/02

Signature:	/s/ Peter R. Vogelsang By: Peter R. Vogelsang, as authorized signatory for MS.
Signature:	/s/ John B. Ehrenkranz
By: John B. Ehrenkranz, as Managing Director of
MSCP III, Inc., the institutional managing member
of MSCP III, LLC, the general partner of
MSCP III, L.P., MSCP III 892, L.P. and MSCI III, L.P.

Signature:	/s/ John B. Ehrenkranz
By: John B. Ehrenkranz, as Managing Director of
MSDWCP IV, Inc., the institutional managing
member of MSDWCP IV, LLC, the general
partner of MSDWCP IV, L.P., MSDW IV 892,
L.P. and MSDWCI IV, L.P.